                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



     (Mark One)


     [ X ]     Annual report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

     For the fiscal year ended December 31, 1998


                                       OR


     [   ]     Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

     For the transition period from                       to
                                    ----------------------   -------------------


     Commission File Numbers:  33-44284 and 33-59359



     A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                   HONEYWELL SAVINGS AND STOCK OWNERSHIP PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 HONEYWELL INC.
                                Honeywell Plaza
                         Minneapolis, Minnesota 55408


Included herewith and set forth on pages 2 to 11 hereof are the Honeywell Investment Plus Plan Financial Statements for the Years Ended December 31, 1998 and 1997 and Supplemental Schedules for the Year Ended December 31, 1998 prepared by the firm of Deloitte & Touche LLP, Independent Auditors.

HONEYWELL SAVINGS AND STOCK
OWNERSHIP PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 1998 AND 1997
AND INDEPENDENT AUDITORS' REPORT

SAVINGS AND STOCK OWNERSHIP PLAN OF
HONEYWELL INC.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits,
     December 31, 1998 and 1997                                             2,3
  Statements of Changes in Net Assets Available for Benefits,
    Years Ended December 31, 1998 and 1997                                  4,5
  Notes to Financial Statements                                               6

EXHIBIT 23.1
  Independent Auditors' Consent                                               i

INDEPENDENT AUDITORS' REPORT


Honeywell Savings and Stock Ownership Plan

We have audited the statements of net assets available for benefits of the Honeywell Savings and Stock Ownership Plan (the Plan) as of December 31, 1998 and 1997 and the statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements, rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and it is not a required part of the basic financial statements. This supplemental information by fund is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





Minneapolis, Minnesota
June 18, 1999

HONEYWELL SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 (IN THOUSANDS)
--------------------------------------------------------------------------------



                                                   SUPPLEMENTAL INFORMATION BY FUND
                                                 --------------------------------------------------
                                                 GOVERNMENT   SHORT-TERM  DIVERSIFIED  DIVERSIFIED
                                    COMBINED       INCOME        BOND        INCOME      BALANCED
                                     TOTAL          FUND         FUND         FUND        FUND

ASSETS:
    Investments in Master Trusts   $2,788,565   $  404,947   $   35,670   $   76,692   $  375,590
    Investments at U.S. Bank            6,536
    Contributions receivable           12,346           91           13           26           42
    Other receivables                   7,674        1,620          142          944        4,415
                                   ----------   ----------   ----------   ----------   ----------
               Total assets         2,815,121      406,658       35,825       77,662      380,047

LIABILITIES:
    Administration fees payable           312           63           14           22           73
    Other payables                      7,749        1,609          130          946        4,343
                                   ----------   ----------   ----------   ----------   ----------
               Total liabilities        8,061        1,672          144          968        4,416
                                   ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR
    BENEFITS AT END OF YEAR        $2,807,060   $  404,986   $   35,681   $   76,694   $  375,631
                                   ----------   ----------   ----------   ----------   ----------
                                   ----------   ----------   ----------   ----------   ----------








                                                                    SUPPLEMENTAL INFORMATION BY FUND
                                   ------------------------------------------------------------------------------------------
                                                                                                                     VANGUARD
                                                  HONEYWELL      UNITED                                COLUMBIA       WORLD
                                      S&P          STOCK         INCOME       JANUS      TEMPLETON     SPECIAL        GROWTH
                                    500 FUND        FUND          FUND         FUND         FUND         FUND          FUND

ASSETS:
    Investments in Master Trusts     $714,251     $551,855      $73,520      $129,015      $16,851     $38,315      $130,821
    Investments at U.S. Bank
    Contributions receivable              148       11,544           17           154           13          24           125
    Other receivables                     487            1                         (4)                       2
                                   ----------   ----------   ----------    ----------   ----------   ----------   ----------
               Total assets           714,886      563,400       73,537       129,165       16,864      38,341       130,946

LIABILITIES:
    Administration fees payable           136
    Other payables                        536           92                         10                        1
                                   ----------   ----------                 ----------                ----------
               Total liabilities          672           92                         10                        1
                                   ----------   ----------   ----------    ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR
    BENEFITS AT END OF YEAR          $714,214     $563,308      $73,537      $129,155      $16,864     $38,340      $130,946
                                   ----------   ----------   ----------    ----------   ----------   ----------   ----------
                                   ----------   ----------   ----------    ----------   ----------   ----------   ----------






                                                                    SUPPLEMENTAL INFORMATION BY FUND
                                   -----------------------------------------------------------------------------------
                                                     T. ROWE        T. ROWE     T. ROWE
                                                      PRICE          PRICE        PRICE
                                    DIVERSIFIED   INTERNATIONAL      SMALL       EQUITY
                                      GROWTH         STOCK         CAP VALUE     INCOME      ISOLATED     PARTICIPANT
                                       FUND           FUND            FUND        FUND         FUNDS         LOANS


ASSETS:
    Investments in Master Trusts       $5,271        $54,268        $51,706      $87,169                   $42,624
    Investments at U.S. Bank                                                                 $ 6,536
    Contributions receivable                2             29            48           70
    Other receivables                      69              1            (2)          (1)
                                   ----------      ----------     ----------   ----------   ----------   ----------
               Total assets             5,342         54,298         51,752       87,238        6,536       42,624

LIABILITIES:
    Administration fees payable             4
    Other payables                         67              7              8
                                   ----------      ----------     ----------
               Total liabilities           71              7              8
                                   ----------      ----------     ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR
    BENEFITS AT END OF YEAR            $5,271        $54,291        $51,744      $87,238       $6,536      $42,624
                                   ----------      ----------     ----------   ----------   ----------   ----------
                                   ----------      ----------     ----------   ----------   ----------   ----------





See accompanying notes to financial statements.

HONEYWELL SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 (IN THOUSANDS)
--------------------------------------------------------------------------------



                                                                  SUPPLEMENTAL INFORMATION BY FUND
                                          -------------------------------------------------------------------------
                                                           GOVERNMENT       SHORT-TERM   DIVERSIFIED    DIVERSIFIED
                                           COMBINED          INCOME           BOND         INCOME        BALANCED
                                            TOTAL             FUND            FUND           FUND         FUND

ASSETS:
    Investments in Master Trusts          $2,278,085        $350,818        $17,049       $53,566         $334,967
    Investments at U.S. Bank                   6,536
    Contributions receivable                  12,348             175             14            33              174
    Other receivables                          5,153           3,182                          134            1,073
                                          -----------      ----------     ----------    ----------       ----------
               Total assets                2,302,122         354,175         17,063        53,733          336,214

LIABILITIES:
    Administration fees payable                  227              32              6            13               64
    Other payables                             5,281           3,174              3           142            1,072
                                          -----------      ----------     ----------    ----------       ----------
               Total liabilities               5,508           3,206              9           155             1,136
                                          -----------      ----------     ----------    ----------       ----------

NET ASSETS AVAILABLE FOR
    BENEFITS AT END OF YEAR                $2,296,614       $350,969         $17,054       $53,578         $335,078
                                          -----------      ----------     ----------    ----------       ----------
                                          -----------      ----------     ----------    ----------       ----------






                                                     SUPPLEMENTAL INFORMATION BY FUND
                                     ------------------------------------------------------------------
                                                    HONEYWELL       UNITED
                                        S&P          STOCK          INCOME        JANUS       TEMPLETON
                                      500 FUND        FUND           FUND         FUND           FUND

ASSETS:
    Investments in Master Trusts      $549,751      $485,669       $34,497       $66,336       $21,565
    Investments at U.S. Bank
    Contributions receivable               293        11,236            35            68            22
    Other receivables                        5            10                         495             4
                                      --------      --------      --------      --------      --------
               Total assets            550,049       496,915        34,532        66,899        21,591

LIABILITIES:
    Administration fees payable            112
    Other payables                          78           145                         500             7
                                      --------      --------                    --------      --------
               Total liabilities           190           145                         500             7
                                      --------      --------      --------      --------      --------

NET ASSETS AVAILABLE FOR
    BENEFITS AT END OF YEAR           $549,859      $496,770      $ 34,532      $ 66,399      $ 21,584
                                      --------      --------      --------      --------      --------
                                      --------      --------      --------      --------      --------









                                                     SUPPLEMENTAL INFORMATION BY FUND
                                    ---------------------------------------------------------
                                                                                   T. ROWE
                                                    VANGUARD                        PRICE
                                      COLUMBIA        WORLD       DIVERSIFIED   INTERNATIONAL
                                       SPECIAL       GROWTH         GROWTH          STOCK
                                         FUND         FUND           FUND            FUND
ASSETS:
    Investments in Master Trusts      $41,505      $65,751                         $56,444
    Investments at U.S. Bank
    Contributions receivable               40           70          $     1             41
    Other receivables                     151           99
                                      -------      -------          -------        -------
               Total assets            41,696       65,920                1         56,485

LIABILITIES:
    Administration fees payable
    Other payables                        160
                                      -------
               Total liabilities          160
                                      -------      -------          -------        -------
NET ASSETS AVAILABLE FOR
    BENEFITS AT END OF YEAR           $41,536      $65,920          $     1        $56,485
                                      -------      -------          -------        -------
                                      -------      -------          -------        -------




                                               SUPPLEMENTAL INFORMATION BY FUND
                                    ------------------------------------------------------
                                      T. ROWE       T. ROWE
                                       PRICE         PRICE
                                       SMALL         EQUITY
                                     CAP VALUE       INCOME       ISOLATED     PARTICIPANT
                                       FUND          FUND          FUNDS          LOANS

ASSETS:
    Investments in Master Trusts      $70,323      $93,698                       $36,146
    Investments at U.S. Bank                                     $ 6,536
    Contributions receivable               66           80
    Other receivables
                                      -------      -------       -------         -------
               Total assets            70,389       93,778         6,536          36,146

LIABILITIES:
    Administration fees payable
    Other payables
               Total liabilities
                                      -------      -------       -------         -------

NET ASSETS AVAILABLE FOR
    BENEFITS AT END OF YEAR           $70,389      $93,778      $ 6,536          $36,146
                                      -------      -------       -------         -------
                                      -------      -------       -------         -------



See accompanying notes to financial statements.

HONEYWELL SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998 (IN THOUSANDS)
--------------------------------------------------------------------------------




                                                     SUPPLEMENTAL INFORMATION BY FUND
                                    ------------------------------------------------------------------------------


                                                       GOVERNMENT        SHORT-TERM     DIVERSIFIED     DIVERSIFIED
                                         COMBINED        INCOME             BOND           INCOME         BALANCED
                                          TOTAL            FUND             FUND            FUND            FUND

NET INVESTMENT INCOME
    IN MASTER TRUSTS                     $405,920         $19,969          $1,887          $9,062         $64,261

CONTRIBUTIONS:
    Employer contributions                 43,398              30              11              20              21
    Conversion-in                         105,395          19,689           4,633           1,039           2,855
    Employee pretax contributions         117,765          11,744           1,483           3,526          13,497
                                      -----------     -----------     -----------     -----------     -----------
               Total contributions        266,558          31,463           6,127           4,585          16,373

TRANSFERS FROM (TO)
    OTHER FUNDS                                            39,463          13,414          14,850         (20,130)
                                      -----------     -----------     -----------     -----------     -----------

TOTAL INVESTMENT INCOME,
    CONTRIBUTIONS, AND
    TRANSFERS                             672,478          90,895          21,428          28,497          60,504

LOANS:
    Repayments                                              3,444             325             501           2,899
    Distributions                                          (3,432)           (230)           (515)         (3,005)

DISTRIBUTIONS TO PARTICIPANTS            (159,090)        (36,420)         (2,824)         (5,236)        (19,310)

TRUSTEES' AND ADMINI-
    STRATIVE FEES                          (2,942)           (470)            (72)           (131)           (535)
                                      -----------     -----------     -----------     -----------     -----------

INCREASE (DECREASE) IN
    NET ASSETS                            510,446          54,017          18,627          23,116          40,553

NET ASSETS AVAILABLE FOR
    BENEFITS AT BEGINNING
    OF YEAR                             2,296,614         350,969          17,054          53,578         335,078
                                      -----------     -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE FOR
    BENEFITS AT END OF YEAR           $ 2,807,060     $   404,986     $    35,681     $    76,694     $   375,631
                                      -----------     -----------     -----------     -----------     -----------
                                      -----------     -----------     -----------     -----------     -----------






                                                     SUPPLEMENTAL INFORMATION BY FUND
                                    -----------------------------------------------------------------------------------------------
                                                        HONEYWELL        UNITED                                           COLUMBIA
                                         S&P 500          STOCK          INCOME          JANUS         TEMPLETON           SPECIAL
                                           FUND            FUND           FUND           FUND            FUND               FUND

NET INVESTMENT INCOME
    IN MASTER TRUSTS                     $161,167         $50,903         $14,277         $34,365         $  383           $5,598

CONTRIBUTIONS:
    Employer contributions                    250          42,596              12              96              18              29
    Conversion-in                          19,743                          27,348          20,273
    Employee pretax contributions          27,719          17,793           3,848           7,298           1,714           3,070
                                      -----------     -----------     -----------     -----------     -----------     -----------
               Total contributions         47,712          60,389          31,208          27,667           1,732           3,099

TRANSFERS FROM (TO)
    OTHER FUNDS                            (8,961)        (18,324)         (2,319)          7,081          (5,713)         (9,776)
                                      -----------     -----------     -----------     -----------     -----------     -----------

TOTAL INVESTMENT INCOME,
    CONTRIBUTIONS, AND
    TRANSFERS                             199,918          92,968          43,166          69,113          (3,598)         (1,079)

LOANS:
    Repayments                              5,382           2,868             918           1,312             224             481
    Distributions                          (5,612)         (3,192)           (598)         (1,064)           (210)           (425)

DISTRIBUTIONS TO PARTICIPANTS             (34,358)        (25,734)         (4,439)         (6,535)         (1,123)         (2,147)

TRUSTEES' AND ADMINI-
    STRATIVE FEES                            (975)           (372)            (42)            (70)            (13)            (26)
                                      -----------     -----------     -----------     -----------     -----------     -----------

INCREASE (DECREASE) IN
    NET ASSETS                            164,355          66,538          39,005          62,756          (4,720)         (3,196)

NET ASSETS AVAILABLE FOR
    BENEFITS AT BEGINNING
    OF YEAR                               549,859         496,770          34,532          66,399          21,584          41,536
                                      -----------     -----------     -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE FOR
    BENEFITS AT END OF YEAR              $714,214        $563,308         $73,537        $129,155         $16,864         $38,340
                                      -----------     -----------     -----------     -----------     -----------     -----------
                                      -----------     -----------     -----------     -----------     -----------     -----------







                                                     SUPPLEMENTAL INFORMATION BY FUND
                                    ------------------------------------------------------------------------------------------------




                                                                     T. ROWE       T. ROWE     T. ROWE
                                       VANGUARD                       PRICE         PRICE       PRICE
                                         WORLD     DIVERSIFIED    INTERNATIONAL   SMALL CAP    EQUITY
                                        GROWTH       GROWTH           STOCK         VALUE      INCOME      ISOLATED     PARTICIPANT
                                         FUND         FUND             FUND         FUND        FUND         FUNDS         LOANS

NET INVESTMENT INCOME
    IN MASTER TRUSTS                  $ 31,981       $  530         $  8,058     $ (7,914)     $ 7,947                     $3,446

CONTRIBUTIONS:
    Employer contributions                  97            2               35           82           99
    Conversion-in                        3,125        1,492                                                                  5,198
    Employee pretax contributions        8,231          595            3,713        6,209        7,325
                                     -----------   ----------      ----------    ---------     ---------                    -------
               Total contributions      11,453        2,089            3,748        6,291        7,424                       5,198

TRANSFERS FROM (TO)
    OTHER FUNDS                         26,164        2,828          (10,210)    (13,588)      (14,875)                         96
                                     -----------   ----------      ----------    ---------     ---------                    -------

TOTAL INVESTMENT INCOME,
    CONTRIBUTIONS, AND
    TRANSFERS                           69,598        5,447            1,596     (15,211)          496                        8,740


LOANS:
    Repayments                           1,231           92              621         724           856                      (21,878)

    Distributions                       (1,164)         (55)            (600)       (616)         (755)                      21,473

DISTRIBUTIONS TO PARTICIPANTS           (4,572)        (190)          (3,773)     (3,499)       (7,073)                      (1,857)

TRUSTEES' AND ADMINI-
    STRATIVE FEES                          (67)         (24)             (38)        (43)          (64)
                                     -----------   ----------      ----------    ---------     ---------                    -------

INCREASE (DECREASE) IN
    NET ASSETS                          65,026        5,270          (2,194)     (18,645)       (6,540)                       6,478

NET ASSETS AVAILABLE FOR
    BENEFITS AT BEGINNING
    OF YEAR                             65,920            1          56,485       70,389        93,778         $6,536        36,146
                                     -----------   ----------      ----------    ---------     ---------      -------       -------

NET ASSETS AVAILABLE FOR
    BENEFITS AT END OF YEAR           $130,946       $5,271         $54,291      $51,744       $87,238         $6,536       $42,624
                                     -----------   ----------      ----------    ---------     ---------      -------       -------
                                     -----------   ----------      ----------    ---------     ---------      -------       -------



See accompanying notes to financial statements.

HONEYWELL SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997 (IN THOUSANDS)
--------------------------------------------------------------------------------



                                                     SUPPLEMENTAL INFORMATION BY FUND
                                    ----------------------------------------------------------------

                                                   GOVERNMENT   SHORT-TERM  DIVERSIFIED  DIVERSIFIED
                                      COMBINED       INCOME        BOND       INCOME       BALANCED
                                        TOTAL         FUND         FUND        FUND          FUND

NET INVESTMENT INCOME
    IN MASTER TRUSTS                  $315,024       $19,343      $1,068      $6,684      $58,072

CONTRIBUTIONS:
    Employer contributions              37,837            10           6           4            3
    Other                               (1,047)          (46)         40         (57)        (662)
    Employee pretax contributions      108,438        11,945       1,096       3,135       14,067
                                    ----------      --------     -------     -------     --------
               Total contributions     145,228        11,909       1,142       3,082       13,408

TRANSFERS (TO) FROM
    OTHER FUNDS                                       (4,581)      2,253       8,765      (19,987)
                                    ----------      --------     -------     -------     --------


TOTAL INVESTMENT INCOME
    CONTRIBUTIONS, AND
    TRANSFERS                          460,252        26,671        4,463      18,531       51,493

LOANS:
    Repayments                                         3,335         183         441        3,088
    Distributions                                     (3,487)       (171)       (389)      (3,002)

DISTRIBUTIONS TO PARTICIPANTS          (96,941)      (26,731)     (1,467)     (2,040)     (12,515)

TRUSTEES' AND ADMINI-
    STRATIVE FEES                       (3,040)         (569)        (49)       (103)        (572)
                                    ----------      --------     -------     -------     --------

INCREASE (DECREASE) IN
    NET ASSETS                         360,271          (781)      2,959      16,440       38,492

NET ASSETS AVAILABLE FOR
    BENEFITS AT BEGINNING
    OF YEAR                          1,936,343       351,750      14,095      37,138      296,586
                                    ----------      --------     -------     -------     --------

NET ASSETS AVAILABLE FOR
    BENEFITS AT END OF YEAR         $2,296,614      $350,969     $17,054     $53,578     $335,078
                                    ----------      --------     -------     -------     --------
                                    ----------      --------     -------     -------     --------






                                                     SUPPLEMENTAL INFORMATION BY FUND
                                 ------------------------------------------------------------------------------------------------

                                                                                                                       VANGUARD
                                                     HONEYWELL     UNITED                              COLUMBIA          WORLD
                                         S&P 500       STOCK       INCOME     JANUS      TEMPLETON      SPECIAL         GROWTH
                                           FUND         FUND        FUND      FUND         FUND          FUND            FUND
NET INVESTMENT INCOME
    IN MASTER TRUSTS                  $   136,558     $19,111      $6,196    $12,237      $ 1,716     $ 4,813           $12,169

CONTRIBUTIONS:
    Employer contributions                     24      37,695           1         13                       10               15
    Other                                    (446)       (676)         (1)        41           (5)         18               49
    Employee pretax contributions          23,415      17,853       2,285      5,949        1,791       4,076            6,387
                                         --------    --------     -------   -------       -------     -------           ------
               Total contributions         22,993      54,872       2,285      6,003        1,786       4,104            6,451

TRANSFERS (TO) FROM
    OTHER FUNDS                             6,416      (5,339)      3,830     (5,696)      10,709     (14,757)           8,485
                                         --------    --------     -------   -------       -------     -------           ------

TOTAL INVESTMENT INCOME
    CONTRIBUTIONS, AND
    TRANSFERS                             165,967      68,644      12,311    12,544        14,211      (5,840)          27,105

LOANS:
    Repayments                              4,610       2,854         389       805           261         563              879
    Distributions                          (4,544)     (2,567)       (300)     (694)         (194)       (578)            (753)

DISTRIBUTIONS TO PARTICIPANTS             (18,797)    (18,898)       (994)   (2,257)         (530)     (1,477)          (2,145)

TRUSTEES' AND ADMINI-
    STRATIVE FEES                            (901)       (452)        (29)      (59)          (19)        (39)             (58)
                                         --------    --------     -------   -------       -------     -------           ------

INCREASE (DECREASE) IN
    NET ASSETS                            146,335      49,581      11,377    10,339        13,729      (7,371)          25,028

NET ASSETS AVAILABLE FOR
    BENEFITS AT BEGINNING
    OF YEAR                               403,524     447,189      23,155    56,060         7,855      48,907           40,892
                                         --------    --------     -------   -------       -------     -------           ------

NET ASSETS AVAILABLE FOR
    BENEFITS AT END OF YEAR              $549,859    $496,770     $34,532   $66,399       $21,584     $41,536           65,920
                                         --------    --------     -------   -------       -------     -------           ------
                                         --------    --------     -------   -------       -------     -------           ------


                                                     SUPPLEMENTAL INFORMATION BY FUND
                                 ------------------------------------------------------------------------------------------------
                                                       T. ROWE           T. ROWE       T. ROWE
                                                        PRICE             PRICE         PRICE
                                    DIVERSIFIED      INTERNATIONAL      SMALL CAP       EQUITY
                                      GROWTH            STOCK             VALUE         INCOME        ISOLATED       PARTICIPANT
                                       FUND              FUND             FUND           FUND           FUNDS           LOANS

NET INVESTMENT INCOME
IN MASTER TRUSTS                                       $  1,637          $ 12,846     $ 19,541                        $ 3,033

CONTRIBUTIONS:
    Employer contributions                                    4                12          40
    Other                                                     5                 4         288                             401
    Employee pretax contributions    $      1             4,604             5,136       6,617                              81
                                     --------          --------           -------     -------                       ---------
               Total contributions          1             4,613             5,152       6,945                             482

TRANSFERS (TO) FROM
    OTHER FUNDS                                          (9,130)           16,151      12,146         $ (8,972)          (293)
                                     --------          --------           -------     -------         --------      ---------

TOTAL INVESTMENT INCOME
    CONTRIBUTIONS, AND
    TRANSFERS                               1            (2,880)           34,149      38,632           (8,972)         3,222

LOANS:
    Repayments                                              747               605         799                         (19,559)
    Distributions                                          (696)             (534)       (654)                         18,563

DISTRIBUTIONS TO PARTICIPANTS                            (2,119)           (1,939)     (3,483)                         (1,549)

TRUSTEES' AND ADMINI-
    STRATIVE FEES                                           (58)              (54)        (78)
                                     --------          --------           -------     -------         --------      ---------

INCREASE (DECREASE) IN
    NET ASSETS                              1            (5,006)           32,227      35,216           (8,972)           677

NET ASSETS AVAILABLE FOR
    BENEFITS AT BEGINNING
    OF YEAR                                              61,491            38,162      58,562           15,508         35,469
                                     --------          --------           -------     -------         --------      ---------

NET ASSETS AVAILABLE FOR
    BENEFITS AT END OF YEAR          $      1          $ 56,485           $70,389     $93,778         $  6,536      $  36,146
                                     --------          --------           -------     -------         --------      ---------
                                     --------          --------           -------     -------         --------      ---------



See accompanying notes to financial statements.

HONEYWELL SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

1.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            BASIS OF ACCOUNTING - The financial statements of the Honeywell Savings and Stock Ownership Plan (the Plan) are prepared under the accrual method of accounting. Contributions to the Plan are included in income in the year the contributions payable are accrued by Honeywell Inc. (the Sponsor) or paid in by plan participants.

            INVESTMENT VALUATION - All determinations of fair values of investments are made by the trustees and are based upon quoted prices in an active market, except unallocated insurance contracts, which are valued at their contract values, as determined by the issuing insurance companies.

            PAYMENT OF BENEFITS - Benefits are recorded when paid.

2.          PLAN DESCRIPTION

            Effective January 1, 1997, the Investment Plus Plan of Honeywell Inc. was renamed as the Honeywell Savings and Stock Ownership Plan. Effective January 1, 1997, the DMC 401(k) Plan, which was also sponsored by Honeywell Inc., was merged into the Plan.

            Effective January 2, 1998, the Measurex Retirement Results Plan was merged into the Plan due to the acquisition of Measurex by Honeywell on March 10, 1997. Plan assets of approximately $105,400,000 were transferred into the Plan as a result of this merger.

            GENERAL INFORMATION - The Plan is a qualified, tax-deferred savings plan designed to provide qualified retirement benefits to Honeywell Inc. employees.

            The Board of Directors selects the standing member positions of the Savings Plan Committee, which is a named fiduciary in the document. The Savings Plan Committee has the authority to take such actions as may be necessary for the administration of the Plan. The Savings Plan Committee appoints the members to the Honeywell Pension and Retirement Administrative Committee and may delegate certain responsibilities to this Committee.

            CONTRIBUTIONS - The following contributions are made to the Plan:

            (a) The Sponsor contributes to the Plan, on behalf of the participants, various percentages of the participants' pay as elected by the participants. The maximum pretax and after-tax contribution percentages are determined by the Honeywell Pension and Retirement Administrative Committee. Participants elect their own salary reduction contribution levels, subject to these limits.

            (b) Participants who have received distributions from other qualified plans under Section 401(a) of the Internal Revenue Code or from individual retirement plans under Sections 402 and 408 of the code may transfer (rollover) all or a part of such distribution to their accounts.

            (c) All nonunion employees are eligible to receive stock match contributions. The Sponsor contributes between $.50 and $1.00 in Honeywell stock to the participants' Performance stock match fund account for each $1.00 the participants contribute to their pretax account. Such sponsor contribution is limited to a maximum of 5% of the participants' pay. Additional contributions may be made based on the return on investment (as defined) attained by the Plan Sponsor for the respective year. In addition, the Plan Sponsor reserves the right to make additional discretionary contributions.

            (d) As a plan enhancement, participants are given the option, following the payment of dividends on employer stock allocated to their individual accounts, to elect to contribute as an additional salary reduction contribution an amount equal to dividends paid.

            LOANS TO PARTICIPANTS - The Plan allows participants to apply for and obtain a loan in an amount as defined in the Plan (in increments of $100, an amount that is not less than $1,000 and not more than the lesser of $50,000 and 50% of their pretax and rollover account balances) from the balance of their accounts. The loans can be repaid through payroll deductions over the period of 12 to 48 months or up to 180 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 3 months following the date of the loan. Payments of principal and interest are credited to the participants' accounts and invested pursuant to their current investment election for contributions. Also, participants may have only one outstanding loan at a time.

            PARTICIPATION - Each nonunion employee of the Sponsor classified as a regular employee or a supplemental employee during the plan year becomes a participant on the date of hire by the Sponsor or transfer into the Plan. Limited service employees scheduled to perform less than 1,000 hours of service during the plan year become participants on the following July 1 or January 1, after performing 1,000 hours of service. In addition, union employees may participate in the plan subject to relevant collective bargaining agreements.

            VESTING - Participants are 100% vested in their individual accounts attributable to their salary-deferral and rollover contributions and become 100% vested in the portion of their accounts attributable to sponsor contributions after three years of service, change of control, attainment of age 65, or upon death or disability. In the event of plan termination, the individual participants' accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

            FORFEITURES - All nonvested Plan Sponsor contributions are forfeited by participants when they terminate employment. Such forfeitures are used to restore account balances to certain former employees who return to service within five years of separation. Any remaining forfeitures reduce the Sponsor's matching and profit sharing contributions.

            INVESTMENT OPTIONS - For contributions, the Plan provides for several investment options. All funds are held by Master Trusts. Individual participants choose the fund or funds in which to invest from the following:

                  GOVERNMENT INCOME FUND - Invests primarily in short-term U.S. Government securities.

                  SHORT-TERM BOND FUND - Invests in U.S. Government, mortgage, and high-quality corporate bonds with short- and intermediate-term (one to five years) maturities.

                  DIVERSIFIED INCOME FUND - Diversified among U.S. Treasury bills, high-quality intermediate- and long-term bonds, and domestic stocks.

                  DIVERSIFIED BALANCED FUND - Invests in domestic stocks that make up the Standard & Poor's 500 Composite Stock Index, high-quality bonds, T. Rowe Price Foreign Equity Fund, and U.S. Treasury bills.

                  S&P 500 FUND - Invests in stocks that make up the Standard & Poor's 500 Composite Stock Index.

                  HONEYWELL STOCK FUND - Invests entirely in shares of Honeywell Inc. common stock.

                  UNITED INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends. The Fund also invests, to a lesser extent, in fixed income securities - both high-quality corporate bonds and U.S. Treasury obligations.

                  JANUS FUND - Invests primarily in a combination of large, established corporations and small, rapidly emerging companies.

                  TEMPLETON FUND - A global stock fund that invests primarily in common stock of companies of any nation and not concentrated in any particular industry.

                  COLUMBIA SPECIAL FUND - Invests primarily in smaller companies with capitalizations that are less than the average for the companies included in the Standard & Poor's 500 Stock Index.

                  VANGUARD WORLD GROWTH FUND - Invests primarily in high-quality, established growth stocks of companies with exceptional earnings records, strong market positions, good financial strength, and low sensitivity to changing economic conditions.

                  DIVERSIFIED GROWTH FUND - Invests primarily in U.S. stocks, and some bonds that are primarily growth oriented but with a small income component and sensitivity to interest rates.

                  T. ROWE PRICE INTERNATIONAL STOCK FUND - Invests primarily in stocks of established companies outside the United States with proven performance records.

                  T. ROWE PRICE SMALL CAP VALUE FUND - Invests primarily in common stocks of small, rapidly growing companies.

                  T. ROWE PRICE EQUITY INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends.

            PLAN STATUS - The Plan obtained its latest determination letter in February 1999 from the Internal Revenue Service. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

            PLAN TERMINATION - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, participants shall be 100% vested in their accounts.

3.          INVESTMENT IN EXECUTIVE LIFE INSURANCE COMPANY

            At December 31, 1998 and 1997, the Plan's Isolated Funds consisted primarily of investments in Executive Life Insurance Company (Executive Life) guaranteed investment contracts (GICs), which represented less than 1% of total net assets available for benefits for both years. In 1991, the State of California insurance commissioner seized Executive Life and placed it in a court-supervised conservatorship. As of the report date, June 11, 1999, the Plan has received 91% of the contract balance. Further, the Plan's management currently estimates that the sum of additional distributions from the conservator and recoveries from various state guarantee funds will not differ significantly from the remaining recorded contract values.

            After the conservatorship was established, the Sponsor isolated the Executive Life GICs into the Isolated Fund pursuant to a plan amendment requiring such action. Currently, there are certain restrictions on the ability to withdraw, transfer, or conduct settlement activity with respect to the remaining balances.

4.          INTEREST IN MASTER TRUSTS

            The Plan's investments are included in Master Trusts with T. Rowe Price Trust Company and U.S. Bank National Association, which were established in 1993 for the investment of assets of the Plan and several other Honeywell-sponsored retirement plans. Previously, the Plan's investments were held in Master Trusts with various trust companies. Each participating plan has an undivided interest in the Master Trusts. At December 31, 1998 and 1997, the Plan's interest in the net assets of the Master Trusts was approximately 99.9%, in both years. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

            The following table presents the fair value of investments held in Master Trusts (in thousands):



                                                                           1998           1997
                                                                           ----           ----
Investments at fair value:
   Custom funds:
       Government Income Fund                                           $  405,703    $  351,626
       Short-Term Bonds Fund                                                35,670        17,050
       Diversified Income Fund                                              76,692        53,566
       Diversified Balanced Fund                                           376,469       335,838
       S&P 500 Fund                                                        714,874       550,320
       Honeywell Stock Fund                                                552,364       486,146
   Mutual funds, primarily equity securities                               587,066       450,322
   Participants' loans                                                      42,645        36,203
                                                                        ----------    ----------
                                                                        $2,791,483    $2,281,071
                                                                        ----------    ----------
                                                                        ----------    ----------

Investment income for the Master Trust is as follows (in thousands):


Net appreciation in fair value of investments:
   Custom funds:
       Short-Term Bond Fund                                             $    1,887    $    1,063
       Diversified Income Fund                                               8,708         6,437
       Diversified Balanced Fund                                            62,215        55,009
       S&P 500 Fund                                                        161,309       136,367
       Honeywell Stock Fund                                                 50,802        18,488
   Mutual funds, primarily equity securities                                44,825        31,918
                                                                        ----------    ----------
                                                                           329,746       249,282
Interest and dividends                                                      76,602        64,274
                                                                        ----------    ----------
                                                                        $  406,348    $  313,556
                                                                        ----------    ----------
                                                                        ----------    ----------


            In 1993, the Sponsor transferred the GICs issued by Executive Life and Mutual Benefit Life Insurance Company to U.S. Bank National Association. A Master Trust was established for the investment of these assets of the Plan and several other Honeywell-sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. At December 31, 1998 and 1997, the Plan's interest in the net assets of the Master Trust was approximately 99%. The contract value of the GICs for the Master Trust was approximately $6.6 million at December 1, 1998 and 1997.

5.          PARTY-IN-INTEREST TRANSACTIONS

            There were no prohibited party-in-interest transactions during the years ended December 31, 1998 and 1997.

6.          INFORMATION PROVIDED BY TRUSTEES

            Plan funds are held in trust by trustees for the sole purpose of making investments and plan payments and paying trust operating expenses. Trustees appointed by the Honeywell Pension and Retirement Committee as of December 31, 1998 were T. Rowe Price Trust Company and U.S. Bank National Association.

            The trustees provide the Plan with monthly statements which report all transactions. The plan administrator has obtained certifications from the trustees that the information in such statements is complete and accurate.

            The amounts in the accompanying statements of net assets available for benefits and of changes in net assets available for benefits have been derived from the information submitted by the trustees, except for certain adjustments which resulted in increases in the amount of net assets reported of $1,391,286 and $2,134,612 as of December 31, 1998 and 1997, respectively. Such adjustments are primarily recorded for the purpose of converting the trustees' statements from the cash basis to the accrual basis of accounting and to reflect the impact of participant loan activity.

            The Government Income Fund, Stocks Plus Fund, S&P 500 Fund, and Honeywell Stock Fund individually represent 5% or more of net assets available for benefits at December 31, 1998 and 1997, respectively.

7.          SUBSEQUENT EVENT

            Effective June 7, 1999, Honeywell Inc., the Sponsor, and AlliedSignal Inc. signed a definitive merger agreement. The Sponsor has not yet determined the impact this event will have upon the Plan.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      HONEYWELL SAVINGS AND STOCK OWNERSHIP PLAN



Dated:  June 29, 1999                 By:         /s/ Jim Porter
                                          -----------------------------------

Exhibit Index                                        Page

Exhibit 23.1 -- Independent Auditors' Consent          i